AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1997

                                                      REGISTRATION NO. 333-05685
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:

                               EQUITY INCOME FUND
                      PROTECTED SELECT TEN PORTFOLIO--1997
                          (FORMERLY CONCEPT SERIES 25)
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
      INCORPORATED          1285 AVENUE OF THE         TWO WORLD TRADE
   ONE NEW YORK PLAZA            AMERICAS            CENTER--59TH FLOOR
   NEW YORK, NY 10292       NEW YORK, NY 10019       NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.       ROBERT E. HOLLEY        LAURIE A. HESSLEIN
      P.O. BOX 9051         1285 AVENUE OF THE        388 GREENWICH ST.
PRINCETON, NJ 08543-9051         AMERICAS            NEW YORK, NY 10013
                            NEW YORK, NY 10019



                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
   ONE NEW YORK PLAZA    130 LIBERTY STREET--29TH           ESQ.
   NEW YORK, NY 10292              FLOOR            450 LEXINGTON AVENUE
                            NEW YORK, NY 10006       NEW YORK, NY 10017


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: not applicable

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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
                                        DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------


EIF                           The objectives of this Defined Fund are to provide
PROTECTED SELECT TEN          capital appreciation together with protection
PORTFOLIO--1997               against a significant loss of capital through
(A UNIT INVESTMENT            investment in a portfolio consisting of call
TRUST)                        options on the ten highest dividend yielding
------------------------------common stocks in the Dow Jones Industrial Average
/ / DESIGNED FOR CAPITAL      (DJIA) and U.S. Treasury zero coupon bonds. The
    APPRECIATION AND          Portfolio will not receive any dividend income on
    SIGNIFICANT LOSS          stocks underlying the call options. The Portfolio
    PROTECTION                is designed for those investors who desire some
/ / DEFINED PORTFOLIO         protection from a significant market correction
    REPRESENTING THE 10       with upside participation if the domestic equity
    HIGHEST DIVIDEND YIELDING markets continue to increase in price.
    DOW STOCKS                The value of units will fluctuate with the value
/ / U.S. TREASURY ZERO COUPON of the securities in the Portfolio and no
    BONDS TO LIMIT INVESTMENT assurance can be given that the units will
    RISK                      appreciate in value.
                              Minimum purchase: $    .



                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated February   , 1997.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
---------------------------------------------------

Defining the Protected Strategy
---------------------------------------------------

The Portfolio will invest in a combination of call options on the 10 highest dividend-yielding stocks (Strategy Stocks) of the 30 stocks in the DJIA* and U.S. treasury zero coupon bonds for a period of about one year. The objective is to provide investors approximately 60% of the price appreciation on the Strategy Stocks (exclusive of any dividends payable) and a termination value of not less than $0.90 per $1.00 unit.

At the end of the one year period, the Portfolio will be liquidated and the Protected Strategy will be reapplied to select a new portfolio. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio each year at a reduced sales charge. The Sponsors reserve the right not to offer new portfolios.
---------

* The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

The Protected Strategy provides a disciplined approach to investing which ignores investment research and rejects active management. The Sponsors anticipate that the Strategy Stocks underlying the call options will not change despite adverse developments affecting an issuer of a Strategy Stock, an industry, the economy or the stock or bond market generally. Because equity markets are at historically high levels, the Portfolio can provide partial safety of capital if a market correction were to occur yet still allow investors to profit if market levels continue to rise.
---------------------------------------------------

Defining Your Portfolio
---------------------------------------------------

CALL OPTIONS

Approximately 13% of the initial value of the Portfolio consists of call options. The call options give the Portfolio the right to buy the underlying Strategy Stocks at a specified price at any time prior to the Portfolio's termination date. The call options will expire approximately [ ] days after the Portfolio's termination date. Although the call options may be exercised at any time prior to their expiration, it is anticipated that the Sponsors will direct the Trustee to sell the call options to third party purchasers prior to the Portfolio's termination date. Each of the call options is an obligation of a
financial institution whose long-term debt is rated at least [  ] by [       ].

The Strategy Stocks underlying the call options represent the following industries:

                                                                 APPROXIMATE
                                                               BASKET PERCENTAGE

/ / Oil/Gas-International                                                    %
/ / Chemical Products                                                        %
/ / Forest Products and Paper                                                %
/ / Tobacco/Food Processing                                                  %
/ / Manufacturing                                                            %
/ / Financial Services/Banking                                               %
/ / Utilities/Telecommunications                                             %
/ / Auto Manufacturing                                                       %

U.S. TREASURY ZERO COUPON BONDS

Approximately 87% of the initial value of the Portfolio consists of U.S. Treasury zero coupon bonds that will mature within one year. A zero coupon bond is sold at a discount from its face amount because the Portfolio will only receive the bond's face value at maturity. The Sponsors anticipate that the bonds will appreciate by the end of the year to an amount equal in value to approximately $0.90 per $1.00 unit after deduction of Portfolio expenses and deferred sales charges.

---------------------------------------------------

Defining Your Risks
---------------------------------------------------

The value of your units will fluctuate with the value of the call options and U.S. Treasury zero coupon bonds held in the Portfolio. The value of the call options could be affected by changes in the financial condition of the issuers of the options and of the issuers of the Strategy Stocks themselves. The obligations of the issuers of the call options are not collateralized or otherwise secured. Accordingly, in the event of the failure by an issuer of a call option to perform its obligations under a call option, the Portfolio will be an unsecured creditor of that issuer.

The Strategy Stocks generally have lower prices and therefore higher yields relative to the other stocks in the DJIA because they may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity, or they may be reacting to general market cycles. Investing in these stocks is considered contrarian in nature. The Strategy Stocks do not reflect any investment recommendations of the Sponsors and one or more of the Strategy Stocks may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that share prices will not decline further during the life of the Portfolio or that the Strategy Stocks will continue to be included in the DJIA.

The value of the U.S. Treasury zero coupon bonds could be affected by movements in bond prices and short-term interest rates generally. However, the bonds' face amount at maturity is backed by the full faith and credit of the U.S. Government.

The Portfolio is designed for those investors who desire some protection from a significant market correction with some upside participation if the domestic equity markets continue to increase in price. The Portfolio is not an appropriate investment for those who are not comfortable with or are unable or unwilling to assume the risk involved with the Protected Strategy. While the zero coupon bonds limit the risk of loss on your investment to approximately $0.10 per unit (based on the initial public offering price excluding the initial up-front sales charge), your ability to realize capital appreciation is limited to approximately 60% of any appreciation in the aggregate market value of the Strategy Stocks. While the call options relate to the 10 highest-yielding stocks in the DJIA, the call options do not pass through any dividends payable on the Strategy Stocks and the Portfolio will not receive any dividend income. The Portfolio is therefore not appropriate for investors seeking any current income.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer of a Strategy Stock or any market movement in the price of a call option or a Strategy Stock will not require the sale of a call option or any other change in the Portfolio. The Strategy Stocks underlying the call options do not change even though the market value and yields on the Strategy Stocks may have changed or the Strategy Stocks may no longer be included in the DJIA.
---------------------------------------------------

Defining Your Investment
---------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                                  $1,010.00

The Public Offering Price as of February   , 1997, the business day prior to the
initial date of deposit is based on the aggregate value of the underlying call
options and zero coupon bonds ($           ) and any cash held to purchase
securities, divided by the number of units outstanding (        ) times 1,000,
plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The call options and zero coupon bonds are valued by the Trustee at
[    ] p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge payable by the investor and a deferred sales charge that will be deducted
monthly beginning          , 1997 and thereafter on the 1st of each month
through          , 1997 but paid to the Sponsors at the termination of the
Portfolio from a portion of the appreciation on the zero coupon bonds.

ROLLOVER OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next series of the then current Protected Select Ten Portfolio. If you hold your units with one of the Sponsors and notify your financial adviser by January , 1998, your units will be redeemed and your proceeds will be reinvested in units of a new Protected Select Ten Portfolio--1998 Series. If you decide not to roll over your proceeds, you will receive a cash distribution after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination.

DISTRIBUTIONS

The Fund has no current income and pays no distributions until the termination date. Fund expenses will be paid at the termination date from a portion of the appreciation on the zero coupon bonds.

TAXES

The Sponsors believe that an investor who uses the cash basis method of accounting will generally not be required to recognize income on the zero coupon bonds prior to a sale or maturity of the investor's pro rata share of the bonds. Instead, a portion of the gain recognized by a cash-method investor on a sale of units, or at the termination of the Portfolio, will be treated as 'acquisition discount' that is taxable as ordinary income. Investors that are accrual method taxpayers will be required to accrue 'acquisition discount' on the zero coupon bonds on a current basis.

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.

TERMINATION DATE

The Portfolio will terminate by February   , 1998. The final distribution will
be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary
market price of units and a gain or a loss of $      on the initial deposit of
the securities (see Sponsors' and Underwriters' Portfolio in Part B).

---------------------------------------------------
Defining Your Costs
---------------------------------------------------

SALES CHARGE

First-time investors pay a 1% sales charge when they buy. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new Protected Select Ten Portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                            As a %
                            of Net
                            Amount      Amount per
                           Invested     1,000 Units
                          -----------   -----------
Maximum Initial Sales
 Charge                           1.00% $      10.00
Deferred Sales Charge
  per Year                        1.75%        17.50
                          -----------   -----------
                                  2.75% $      27.50
                          -----------   -----------
                          -----------   -----------


ESTIMATED ANNUAL FUND OPERATING EXPENSES


                            As a %
                            of Net      Amount per
                            Assets      1,000 Units
                          -----------   -----------
Trustee's Fee%                          $
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees%                  $
Organizational Expenses%                $
Other Operating
  Expenses%                             $
                          -----------   -----------
TOTAL%                                  $


Expenses will be paid at the termination of the Portfolio from a portion of the appreciation on the zero coupon bonds. These estimates do not include the costs of purchasing and selling the call options or the bonds.

This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
  $         $         $         $


Although each Series has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount is rolled over each year into a new Series subject only to the deferred sales charge and fund expenses.

The example assumes reinvestment of all distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT

You may redeem your units or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of
                was $      per 1,000 units ($     per 1,000 units less than the
Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the last ten months of the Portfolio ($17.50 initially) as well as the estimated costs of liquidating securities to meet the redemption, currently estimated at $0. per 1,000 units. If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. If you reinvest in the new Series, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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
                               Defined Portfolio
--------------------------------------------------------------------------------
EIF
Protected Select Ten Portfolio--1997                           February   , 1997
Defined Asset Funds
The Portfolio consists of the following:
Call Options:
                                                                                   PERCENT-
                                                                EXERCISE            AGE OF           COST TO
NAME OF ISSUER                                                  DATE(1)            FUND(2)           FUND(3)
-------------------------------------------------------     ----------------      ----------      --------------
1.%
2.
3.
                                                                                  ----------
                                                                                        13.00%
                                                                                  ----------
                                                                                  ----------

                          ----------------------------

The call options cover the following Strategy Stocks:


                                          NUMBER OF SHARES                        CURRENT
                                           UNDERLYING EACH        TICKER          DIVIDEND
NAME OF ISSUER(4)                              OPTION             SYMBOL          YIELD(5)
------------------------------------     -------------------      -------      --------------
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.

                          ----------------------------

Zero Coupon Bonds:

                                                                   PERCENT-
                                                                    AGE OF       COST TO
NAME OF ISSUER                                                      FUND(2)       FUND(3)
-------------------------------------------                        ---------   --------------
                                                                         87%


----------------------------

(1) The Trustee will seek to sell the call options to third party purchasers at least five business days before their respective exercise dates.

(2) Based on Cost to Fund.

(3) Valuation by the Trustee at the evaluation time on February   , 1997.

(4) Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of Strategy Stocks during the last three years. Affiliates of the Sponsors may serve as specialists in Strategy Stocks on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the Strategy Stocks. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

(5) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on
   February   , 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of EIF--Protected Select Ten Portfolio--1997, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Fund as of February   , 1997. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Fund as of February   ,
1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
February   , 1997

                STATEMENT OF CONDITION AS OF FEBRUARY    , 1997

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$
Organizational Costs(2)..................................
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
    Accrued Liability(2).................................$
                                                         --------------------
    Subtotal
                                                         --------------------
Interest of Holders of         Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$
  Gross underwriting commissions(5)......................                   ()
                                                         --------------------
    Subtotal
                                                         --------------------
        Total............................................$
                                                         --------------------
                                                         --------------------


------------

        (1) Aggregate cost to the Fund of the securities listed under Defined
Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February   ,
1997. The contracts to purchase securities are collateralized by an irrevocable
letter of credit which has been issued by                                 , in
the amount of $          and deposited with the Trustee. The amount of the
letter of credit includes $          for the purchase of securities.

        (2) This represents a portion of the Fund's organizational costs which will be deferred and amortized over the life of the Fund. Organizational costs
have been estimated based on projected total assets of $   million. To the
extent the Fund is larger or smaller, the estimate may vary.

        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

        (4) Aggregate public offering price computed on the basis of the value
of the underlying securities at 4:00 p.m., Eastern time on February   , 1997.

        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the net amount invested. A deferred sales charge of $1.75 per 1,000 Units per
month is payable on         , 1997 and thereafter on the 1st day of each month
through               . Distributions will be made to an account maintained by
the Trustee from which the deferred sales charge obligation of the investors to
the Sponsors will be satisfied. If units are redeemed prior to               ,
the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                       EIF PROTECTED SELECT TEN PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                              PAGE
                                              ----
Fund Description...........................      1
Risk Factors...............................      3
How to Buy Units...........................      5
How to Redeem or Sell Units................      5
Income and Distributions...................      7
Portfolio Expenses.........................      7

                                              PAGE
                                              ----
Taxes......................................      8
Records and Reports........................     10
Trust Indenture............................     10
Miscellaneous..............................     11
Exchange Option............................     13
Supplemental Information...................     13


FUND DESCRIPTION

THE PROTECTED STRATEGY

    The Fund seeks to provide both capital appreciation and protection against a significant loss of capital through an investment in call options on common stocks and zero coupon bonds. As of the initial date of deposit, the call options represent approximately 13% and the zero coupon bonds represents approximately 87% of the value of the Portfolio.

    THE PROTECTED STRATEGY. The Fund seeks capital appreciation by following a simple strategy: investing in the ten highest dividend yielding stocks in the Dow Jones Industrial Average* as of the date indicated in Part A, and holding them for about one year. Because issuers of DJIA stocks are highly capitalized, established companies, they are generally able to survive adverse developments. The Fund applies this Strategy by investing in call options on the Strategy Stocks. The call options permit the Fund to realize a portion of the capital appreciation, if any, on the Strategy Stocks underlying the options. In addition, the Protected Strategy provides protection from a significant market correction through investment in zero coupon bonds which appreciate in value over the life of the Fund. The Fund will terminate in about one year, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge.

    THE DOW JONES INDUSTRIAL AVERAGE. The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The Dow Jones Industrial Average includes some of the most well-known, widely followed and highly capitalized companies in America. These companies are major factors in their industries. These companies file information with the SEC which is available free of charge upon request from the Trustee.
--------------

    * The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

    LIST AS OF OCTOBER 1, 1928                CURRENT LIST
----------------------------------------------------------------------
Allied Chemical                    Allied Signal
American Can                       J.P. Morgan & Co.
American Smelting                  Minnesota Mining & Manufacturing
American Sugar                     Du Pont
American Tobbaco                   Eastman Kodak
Atlantic Refining                  Goodyear
Bethlehem Steel                    Bethlehem Steel
Chrysler                           IBM
General Electric                   General Electric
General Motors                     General Motors
General Railway Signal             McDonald's
Goodrich                           Chevron
International Harvester            Caterpillar
International Nickel               Boeing
Mack Trucks                        Merck
Nash Motors                        Procter & Gamble
North American                     American Express
Paramount Publix                   International Paper
Postum, Inc.                       Philip Morris
Radio Corporation of America (RCA) United Technologies
Sears Roebuck                      Sears Roebuck
Standard Oil of New Jersey         Exxon
Texas Corporation                  Texaco
Texas Gulf Sulphur                 Coca-Cola
Union Carbide                      Union Carbide
United States Steel                Walt Disney
Victor Talking Machine             AT&T
Westinghouse Electric              Westinghouse Electric
Woolworth                          Woolworth
Wright Aeronautical                Aluminum Co. of America


    THE CALL OPTIONS. The Fund seeks capital appreciation through the acquisition of call options on the Strategy Stocks. The call options have been issued by financial institutions whose long-term debt obligations are rated at
least [    ] by [    ]. The call options will expire approximately [  ] days
after the Portfolio's termination. Although the call options are of the 'American style' so that the Trustee may at any time exercise the options, the Sponsors anticipate that they will direct the Trustee to sell the call options to third-party purchasers prior to the Portfolio's termination. The call options will deliver approximately 60% of the aggregate appreciation in the value of the Strategy Stocks. The call options do not pass through any dividends payable on the Strategy Stocks. As a result, the options are priced lower than comparable investments that do account for dividends.

    THE ZERO COUPON BONDS. The zero coupon bonds are designed to ensure that unit holders will always receive at the termination of the Portfolio at least $0.90 per unit -- i.e., any loss that may be suffered by unitholders will be limited to $0.10 per unit (based on the initial public offering price excluding the initial up-front sales charge). The bonds were purchased at a discount and do not make any payments of interest before maturity. The Fund only has the right to receive a fixed payment at the bonds' maturity.

THE STRATEGY STOCKS

    The call options provide a right to purchase the ten common stocks in the DJIA having the highest dividend yields as of the date indicated in Part A. 'Highest dividend yield' is calculated for each Strategy Stock by annualizing the last quarterly or semi-annual ordinary dividend distributed on the Strategy Stock and dividing the result by its closing sales price. Since the Portfolio does not hold the actual stocks, it will not receive, nor will the value of the call option reflect, any dividends paid by the underlying stocks.

    The Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the DJIA, an industry or the economy generally. The options may relate to a stock that the Sponsors do not recommend for purchase and, in fact, the Sponsors may have sell recommendations on a number of the Strategy Stocks at the time options are issued. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.

    The deposit of the call options and the zero coupon bonds (together, the 'Securities') in the Fund on the initial date of deposit established a proportionate relationship based on the face amount of the bonds and the number of shares of each Strategy Stock underlying the call options. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly their proportionate relationship at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon its availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

    Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investment and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because any associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.

    Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time as Securities are sold or call options exercised to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

    The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the call options or zero coupon bonds or exercise any of the call options other than to satisfy redemptions of units. More specifically, except for an adverse development affecting the issuer of a call option, adverse developments concerning a decline in the value of the option, adverse developments concerning a bond, or adverse developments concerning a Strategy Stock including the adverse financial condition of the issuer of a Strategy Stock, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price, or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the call options or zero coupon bonds detrimental to the interest of investors, will generally not cause the Fund to dispose of a call option or bond. Furthermore, the Strategy Stocks underlying the options do not change even if a Strategy Stock ceases to be included among the ten highest-dividend yielding stocks in the DJIA or is deleted from the DJIA.

RISK FACTORS

    An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the value of the call options decrease due to the impaired financial condition of the issuers of the call options or the Strategy Stocks or a decline in the general condition of the stock market. The obligations of the issuers of the call options are not collateralized or otherwise secured. Accordingly, in the event of the failure by an issuer of a call option to perform its obligations, the Portfolio will be an unsecured creditor of that issuer. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors.

    The trading prices of the call options will be directly affected by the trading prices of the Strategy Stocks. The market for the call options is likely to influence and be influenced by the market for Strategy Stocks. For example, the prices of Strategy Stocks could be depressed by investors' anticipation of the potential distribution into the market of substantial amounts of Strategy Stocks on the termination date and by hedging or arbitrage activity that may develop involving the call options and the Strategy Stocks. The Sponsors believe that there should be a readily available market among institutional investors for the call options in the event it is necessary to sell the options to meet redemptions of units.

    The Fund seeks to provide protection against a significant loss of capital by investing in the zero coupon bonds. The zero coupon bonds pay no income until maturity. The sale of units before the zero coupon bonds' maturity at a time when interest rates have increased would involve greater market risk than investment in a fund holding comparable debt obligations which pay interest currently.

    The Strategy Stocks may be concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Set forth below is a brief description of certain risks associated with the Strategy Stocks. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

LITIGATION AND LEGISLATION

    The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of the Strategy Stocks and, consequently, the call options. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the call options or zero coupon bonds in the Portfolio, the issuers of the call options or the issuers of the Strategy Stocks. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in the Strategy Stocks. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Strategy Stocks or the call options to achieve their business goals.

LIFE OF THE FUND; FUND TERMINATION

    The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

    Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will dispose of any Securities remaining in the Portfolio. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

    Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

    Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the net amount invested by an investor or, for quantity purchases of units of all Select Portfolios by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the net amount invested:

                                            APPLICABLE SALES CHARGE
                                              (GROSS UNDERWRITING
                                                    PROFIT)
                                           -------------------------

                                                  AS % OF NET
AMOUNT PURCHASED                                AMOUNT INVESTED
-----------------------------------------  -------------------------
Less than $50,000........................            2.75%
$50,000 to $99,999.......................            2.50
$100,000 to $249,999.....................            2.00
$250,000 to $2,499,999...................            1.75
$2,500,000 or more.......................            1.00


    The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.

    It is anticipated that Securities will not be sold to pay the Deferred Sales Charge but that rather a portion of the appreciation on the zero coupon bonds will be used to pay that amount. Investors will be at risk for market price fluctuations in the zero coupon bonds from the several installment accrual dates to the dates of actual sale of bonds to satisfy this liability.

    Employees of certain Sponsors and Sponsor affiliates, non-employee directors of Merrill Lynch & Co. Inc. and holders of outstanding Select Ten Portfolio units may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

    Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities. The value of the call options, which have no readily ascertainable market value, will be determined in good faith by the Trustee.

NO CERTIFICATES

    All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

    You can redeem your Units at any time for net asset value less any uncollected sales charge. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS

    You can always redeem your Units for net asset value less any uncollected sales charge. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

    Within seven days after the receipt of your request (any any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Fund of liquidating Securities to pay the redemption price.

    As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

    The Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the Securities in the Portfolio.

    Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, subject to applicable federal and state laws governing the transfer of restricted securities and all other applicable legal restrictions, a portion of each Security (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.

    Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

    The Sponsors, while not obligated to do so, will buy back Units at net asset value as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

    The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.

ROLLOVER

    In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors who hold their Units with one of the Sponsors may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Fund toward the purchase of units of a new Protected Select Ten Portfolio--1998 Series (if available). The 1998 Series will invest in call options on the ten highest yielding stocks in the Dow Jones Industrial Average as of that time, as well as zero coupon bonds, and it is expected that the terms of the 1998 Series, including this rollover feature, will be substantially the same as those of the Fund.

    A rollover of an investor's units is accomplished by the in-kind redemption of his Units of the Fund followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the 1998 Series at their net asset value.

    Investors participating in the rollover may realize taxable capital gains from the rollover but will not be entitled to a deduction for certain capital losses and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors who do not participate will continue to hold their Units until the termination of the Fund; however, depending upon the extent of participation in the rollover, the aggregate size of the Fund may be sharply reduced resulting in a significant increase in per Unit expenses.

    The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new 1998 Series or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.


INCOME AND DISTRIBUTIONS

    The Fund has no current income, thus it pays no distributions until the termination date. Deferred sales charges and expenses are paid from a portion of the appreciation on the zero coupon bonds.

PORTFOLIO EXPENSES

    Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The estimated expenses do not include the brokerage commissions, if any, payable by the Fund in purchasing and selling Securities. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 Units Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable at the Fund's termination. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee of $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per 1,000 Units. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

    Expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

    The following discussion addresses certain tax consequences of an investment in Units that are held as capital assets and does not address the tax consequences of an investment in Units by dealers, financial institutions, insurance companies or other persons subject to special tax rules.

    In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

       The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered to be the owner of a pro rata portion of each asset in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code').

       Except as discussed below, an investor who uses the cash basis method of accounting will generally not be required to recognize income with respect to the zero coupon bonds prior to a sale or maturity of the investor's pro rata share of the zero coupon bonds. Instead, any gain recognized by the investor on a sale, or on maturity, of the investor's pro rata share of the zero coupon bonds (including a sale or redemption of Units for cash to the extent that the gain is attributable to the zero coupon bonds) will be taxed as ordinary income to the extent of the investor's ratable share (determined on the basis of the number of days in the investor's holding period) of 'acquisition discount' on the zero coupon bonds. For this purpose, 'acquisition discount' is the excess of the stated redemption price at maturity of the investor's pro rata share of the zero coupon bonds over the investor's tax basis for his pro rata share of the zero coupon bonds and thus includes both original issue discount and market discount.

       A cash basis investor may elect to include currently in income acquisition discount in respect of his pro rata share of the zero coupon bonds. In addition, if on at least 90 days during any taxable year 20% or more of the Units are held by investors that are not entitled to defer recognition of the acquisition discount on the zero coupon bonds, all investors will be required to include currently in income their pro rata shares of acquisition discount. Investors that are accrual method taxpayers, banks, regulated investment companies or common trust funds will be required to include currently in income their pro rata shares of acquisition discount. The basis of the investor's Units attributable to the zero coupon bonds will be increased by the amount of acquisition discount included in income.

       An investor will recognize gain or loss (if any) when he sells or redeems all or some of his Units for cash; when the Trust sells zero coupon bonds or an interest in the call option; and at maturity of the zero coupon bonds. The gain or loss will be capital gain or loss, except to the extent that it is treated as acquisition discount in respect to the zero coupon bonds, as discussed above.

       Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if the asset is held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rate will be unavailable to those noncorporate investors who have held their Units for less than a year and a day at the time they sell or redeem their Units for cash (including in connection with a rollover) or on the Mandatory Termination Date.

       An investor's basis in his Units will equal the cost of his Units, including the initial sales charge, plus the amount of acquisition discount in respect of the zero coupon bonds that the investor includes in income. A portion of the sales charge is deferred until the termination of the Fund or the redemption of Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.

       An investor who borrows to finance his investment in Units may be subject to various limitation on his ability to deduct interest on the debt. First, for any period during which an investor does not include acquisition discount with respect to the zero coupon bonds in income on a current basis, interest expense allocable to the investor's pro rata share of the zero coupon bonds will be deductible only to the extent that it exceeds the acquisition discount that accrues during that period. Investors should consult their own tax advisors with respect to the portion of their interest expense that will be treated as allocable to their pro rata share of the zero coupon bonds. In addition, Section 163(d) of the Code disallows a noncorporate taxpayer's deduction for 'investment interest' in excess of 'net investment income,' as defined therein. This limitation may apply to limit the deductibility of interest paid by a noncorporate investor on indebtedness incurred to finance his investment in the Fund.

       An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current ongoing expenses paid by the Fund only to the extent that this amount, together with the investor's other miscellaneous deductions, exceeds 2% of his adjusted gross income. In addition, the Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1996, $117,950 or $58,975 for a married persons filing a separate return) to dedcut his pro rata share of Fund expenses.

       Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and the income of the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes.

       The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Investor may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard.

                                   *  *  *  *

RETIREMENT PLANS

    The Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

    Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).

    Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

    Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

    The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

    Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

    The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

    The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

    The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

    Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

    The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

    The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

    The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

    The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the New York State banking authorities.

SPONSORS

    The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS

    The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.

PUBLIC DISTRIBUTION

    During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

    Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units.
The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

    The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending September 30, 1996, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.


Stocks (S&P 500)
20 yr                                     14.27%
10 yr                                       14.96%

Small-company stocks
20 yr                                                        18.42%
10 yr                            12.68%

Long-term corporate bonds
20 yr                       9.88%
10 yr                      9.59%

U.S. Treasury bills (short-term)
20 yr              7.28%
10 yr        5.46%

Consumer Price Index
20 yr       5.16%
10 yr  3.64%
0       2     4     6      8    10      12      14     16     18     20       22


Source: Ibbotson Associates. Used with permission. All rights reserved.

DEFINED ASSET FUNDS

    For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

    Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

    One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Defined equity funds offer growth potential and some protection against inflation.

EXCHANGE OPTION

    You may exchange Fund Units for units of other Select Ten Portfolios subject only to the remaining deferred sales charge on the units received. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 2.70%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.

    To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

    As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

    Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                              Defined
                              Asset FundsSM


SPONSORS:                          EIF
Merrill Lynch,                     PROTECTED SELECT TEN PORTFOLIO-- 1997
Pierce, Fenner & Smith Incorporated
Defined Asset Funds                This Prospectus does not contain all of the
P.O. Box 9051                      information with respect to the investment
Princeton, NJ 08543-9051           company set forth in its registration
(609) 282-8500                     statement and exhibits relating thereto which
Smith Barney Inc.                  have been filed with the Securities and
Unit Trust Department              Exchange Commission, Washington, D.C. under
388 Greenwich Street--23rd Floor   the Securities Act of 1933 and the Investment
New York, NY 10013                 Company Act of 1940, and to which reference
(212) 816-4000                     is hereby made. Copies of filed material can
PaineWebber Incorporated           be obtained from the Public Reference Section
1200 Harbor Boulevard              of the Commission, 450 Fifth Street, N.W.,
Weehawken, NJ 07087                Washington, D.C. 20549 at prescribed rates.
(201) 902-3000                     The Commission also maintains a Web site that
Prudential Securities Incorporated contains information statements and other
One New York Plaza                 information regarding registrants such as
New York, NY 10292                 Defined Asset Funds that file electronically
(212) 778-6164                     with the Commission at http://www.sec.gov.
Dean Witter Reynolds Inc.          ------------------------
Two World Trade Center--59th Floor No person is authorized to give any
New York, NY 10048                 information or to make any representations
(212) 392-2222                     with respect to this investment company not
TRUSTEE:                           contained in its registration statement and
The Chase Manhattan Bank           related exhibits; and any information or
Customer Service Retail Department representation not contained therein must not
Bowling Green Station              be relied upon as having been authorized.
P.O. Box 5187                      ------------------------
New York, NY 10274-5187            When Units of this Fund are no longer
1-800-323-1508                     available, or for investors who will reinvest
                                   into subsequent series of Protected Select
                                   Ten Portfolios, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                              -- /97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated       8-7221
          Smith Barney Inc. ................................       8-8177
          PaineWebber Incorporated..........................      8-16267
          Prudential Securities Incorporated................      8-27154
          Dean Witter Reynolds Inc. ........................      8-14172


                          ----------------------------


B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated     13-5674085
          Smith Barney Inc. ................................     13-1912900
          Prudential Securities Incorporated................     22-2347336
          Dean Witter Reynolds Inc. ........................     94-0899825
          PaineWebber Incorporated .........................     13-2638166
          The Chase Manhattan Bank, Trustee.................     13-4994650


                                  UNDERTAKING
The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The following exhibits:


*1.1    --Form of Trust Indenture.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
*3.1    --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
*5.1    --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).


----------------------------

* To be filed by amendment.

                                   SIGNATURES
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF FEBRUARY, 1997.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466


     HERBERT M. ALLISON, JR.
     BARRY S. FREIDBERG
     EDWARD L. GOLDBERG
     STEPHEN L. HAMMERMAN
     JEROME P. KENNEY
     DAVID H. KOMANSKY
     DANIEL T. NAPOLI
     THOMAS H. PATRICK
     JOHN L. STEFFENS
     DANIEL P. TULLY
     ROGER M. VASEY
     ARTHUR H. ZEIKEL
     By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


     STEVEN D. BLACK
     JAMES BOSHART III
     ROBERT A. CASE
     JAMES DIMON
     ROBERT DRUSKIN
     ROBERT H. LESSIN
     WILLIAM J. MILLS, II
     MICHAEL B. PANITCH
     PAUL UNDERWOOD

     By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:


     DONALD B. MARRON
     JOSEPH J. GRANO, JR.
     By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Prudential      Act File Number: 33-41631
  Securities
  Incorporated:


     ALAN D. HOGAN
     GEORGE A. MURRAY
     LELAND B. PATON
     HARDWICK SIMMONS
     By
       RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


     RICHARD M. DeMARTINI
     ROBERT J. DWYER
     CHRISTINE A. EDWARDS
     CHARLES A. FIUMEFREDDO
     JAMES F. HIGGINS
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     RICHARD F. POWERS III
     PHILIP J. PURCELL
     THOMAS C. SCHNEIDER
     WILLIAM B. SMITH
     By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)